Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Administrative Committee

Weyerhaeuser Company:

We consent to the incorporation by reference in the registration statement (No. 333-140996) on Form S-8 of Weyerhaeuser Company of our report dated June 23, 2011, with respect to the statements of net assets available for benefits of the Weyerhaeuser Company Hourly 401(k) Plan-Number Two as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Weyerhaeuser Company Hourly 401(k) Plan-Number Two.

/s/ KPMG LLP

Seattle, Washington

June 23, 2011